# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OAKTREE STRATEGIC CREDIT FUND, CIK 0001872371
CUSIP: 000000000
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.01 par value per share
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0001402746
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Fund GP I, L.P. (CIK 0001402746): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (1.9% of the class)
- Oaktree Capital I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (1.9% of the class)
- OCM Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (1.9% of the class)
- Oaktree Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (1.9% of the class)
- Oaktree Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (1.9% of the class)
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (1.9% of the class)
- Brookfield Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 7,479,305; shared voting power 0; sole dispositive power 7,479,305; shared dispositive power 0; aggregate amount beneficially owned 7,479,305 (3.6% of the class)
- BAM Partners Trust: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 7,479,305; shared voting power 0; sole dispositive power 7,479,305; shared dispositive power 0; aggregate amount beneficially owned 7,479,305 (3.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.01 par value per share
Name of issuer: OAKTREE STRATEGIC CREDIT FUND
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Comment: This statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 15, 2022 filed by Oaktree Fund GP I, L.P. and the other persons named therein (the "Prior Statement"), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statement. Except as otherwise provided herein, each Item of the Prior Statement remains unchanged.

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years:
Items 2(e) of the Prior Statement is amended and restated in its entirety as follows:

On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management, L.P. ("OCM"), an affiliate of OCH, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 ("Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like OCM, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. OCM cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 24, 2026, BAM, through an indirect subsidiary, purchased 3,479,305 Class I Common Shares from an existing investor at a purchase price per Share equal to the Issuer's net asset value per Share as of March 31, 2026. The source of funds for such acquisition is working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, the Reporting Persons ceased to beneficially own 5% of the Class I Common Shares and have no further beneficial ownership reporting obligations.

## Signatures
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (03/26/2026)
- Oaktree Capital I, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (03/26/2026)
- OCM Holdings I, LLC: /s/ Henry Orren, Henry Orren / Managing Director (03/26/2026)
- Oaktree Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (03/26/2026)
- Oaktree Capital Group, LLC: /s/ Henry Orren, Henry Orren / Managing Director (03/26/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (03/26/2026)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava / Managing Director, Legal & Regulatory (03/26/2026)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash / Secretary from BAM Class B Partners Inc., its Trustee (03/26/2026)